Exhibit 99.1

Asia Pacific Wire & Cable Corporation Limited Reports
Full Year Financial Results

  Gross profit was $51.8 million, an increase of 18% from $43.9 million in FY2011
  Net income attributable to APWC shareholders was $10.9 million vs. a loss of $(5.4) million in FY2011
  Diluted earnings per share was $0.79 vs. a loss of $(0.39) in FY2011
  $72.8 million in cash and cash equivalents at December 31, 2012

TAIPEI, Taiwan, April 30, 2013 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company’s financial results for the fiscal year ended December 31, 2012.

Financial Summary

FY2012 Financial Results
	FY 2012	FY 2011	CHANGE
Revenues	$462.3 million	$471.9 million	-2%
Gross Profit	$51.8 million	$43.9 million	+18%
Net Income	$10.9 million	$(5.4) million	+301.9%
EPS	$0.79	$(0.39)	+302.6%

* Earnings per share are based on approximately 13.8 million shares in 2011 and 2012.

“We are pleased to see our business rebound in 2012,” began Yuan Chun Tang, CEO of Asia Pacific Wire & Cable Corporation Limited.  “We expect these positive trends in profits and margins to continue throughout 2013, particularly in our power, telecommunications and distributed products.  As we commence production of electronic wire at our Ningbo factory, we anticipate this new product line will contribute to our sales and profitability growth the second half of the year.” Mr. Yuan concluded.

Full Year 2012 Results

Revenues for the year ended December 31, 2012 were $462.3 million, a 2% decrease from the prior period, primarily attributable to lower sales of APWC’s low margin enameled wire and in the supply, delivery and installation (SDI) project segment.  Adding to the Company’s growth were increases in power cable sales of 2.8%, and its distributed product line sales growth of 115% year over year.

Gross profit for fiscal year 2012 increased by 18% to $51.8 million from $43.9 million in the year-ago period, representing gross margins of 11.2% and 9.3%, respectively. Gross margins increased 20.4% year over year as a result of APWC sales of higher margin products including power and telecommunications cables and distributed products where gross margins were approximately 17%, 26% and 6%, respectively.

Selling, general and administrative expenses for the year increased 6.5% to $32.8 million from $30.8 million.  Operating income increased significantly year over year as a result of increased gross margins and the absence of goodwill impairment charges and clean-up costs and other losses stemming from a flood at its Thai subsidiary in 2011.  In 2011, the Company incurred $12.7 million of such charges, versus a gain of $3.9 million in 2012.

Net income attributable to APWC shareholders was $10.9 million for the year compared to a loss of $5.4 million in the corresponding period in 2011. Net income per basic and diluted share was $0.79 for the period, compared to $(0.39) 2011. The basic and diluted weighted average shares outstanding were approximately 13.8 million for both periods.

Financial Condition

As of December 31, 2012, APWC had $72.8 million in cash and cash equivalents, $6.2 million in unrestricted short-term bank deposits, and $11.2 million in restricted short-term bank deposits, totaling $90.2 million, compared to cash and cash equivalents and unrestricted and restricted bank deposits totaling $91.2 million as of December 31, 2011.

Total current assets were $330.2 million at December 31, 2012 compared to $288.7 million at December 31, 2011. Working capital was $183.7 million as December 31, 2012.  APWC ended 2012 with total short term bank loans and overdrafts of $57.8 million, up from $52.8 million at December 31, 2011. Shareholders' equity attributable to APWC was $161.7 million at December 31, 2012, compared to $146.5 million at December 31, 2011.

APWC generated approximately $11.6 million of cash from operating activities during 2012 compared to $22.6 million in 2011, primarily due to an increase in accounts receivable, partially offset by an improvement in inventory turns. The Company invested $10.1 million in capital expenditures in 2012 compared to $8.9 million in 2011 to improve equipment at its Thai subsidiary and purchase new equipment for the Company’s newly conditioned, Ningbo, China facility.

Non-Deal Road Show

The Company is participating in a non-deal road show May 7-10 in New York City.  Frank Tseng and Ivan Hsia from the Company will be accompanied by John Mattio, IR agency for APWC.   Investors interested in meeting with the Company should contact John Mattio, at MZ Group N.A. at the contact information listed below.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI"), of power cables to certain of its customers. For more information on the Company, visit www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Company Contact:

Asia Pacific Wire & Cable Corporation Limited

Mr. Frank Tseng, CFO

Phone: +886-2-2712-2558 ext. 66

E-mail: frank.tseng@apwcc.com

www.apwcc.com

Investor Relations Contact:

MZ North America
John Mattio, SVP
Tel: +1-212-301-7130
Email: john.mattio@mzgroup.us

www.mzgroup.us

- FINANCIAL TABLES -

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of December 31
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$ 76,672	$ 72,816
Unrestricted short-term bank deposits	2,529	6,210
Restricted short-term bank deposits	12,024	11,217
Accounts receivable, net of allowance for doubtful accounts of $4,614 and $2,580 at December 31, 2011 and 2012, respectively	98,329	125,128
Amounts due from related parties	5,227	4,066
Inventories
Distributed products	2,243	12,780
Finished products	35,786	40,589
Consignment inventory	−	−
Work-in-progress	16,434	19,743
Raw materials and supplies	24,552	25,409
	79,015	98,521
Investments	−	2,378
Deferred tax	5,185	3,134
Prepaid expenses and other current assets	9,716	6,738
Total current assets	288,697	330,208

Property, plant and equipment:
Land	5,964	6,194
Land use rights	2,900	2,914
Buildings	49,749	52,372
Machinery and equipment	118,984	122,584
Motor vehicles	4,203	4,336
Office equipment	6,675	6,830
Construction in progress	2,547	4,998
	191,022	200,228
Accumulated depreciation and amortization	(148,108)	(149,832)
	42,914	50,396
Investments	618	1,002
Investments in equity investees	4,435	4,414
Goodwill	−	−
Other assets	108	889
Deferred tax assets	517	2,475
	5,678	8,780
Total assets	$ 337,289	$ 389,384

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans and overdrafts	$ 52,813	$ 57,845
Accounts payable	22,148	40,616
Accrued expenses	10,737	13,499
Amounts due to related parties	14,693	11,428
Short-term loans from the immediate holding company	1,732	1,732
Income tax liabilities	9,835	11,225
Other current liabilities	5,783	10,149
Total current liabilities	117,741	146,494
Other non-current liabilities	3,678	6,060
Deferred tax liabilities	1,181	2,219
Total non-current liabilities	4,859	8,279
Total liabilities	122,600	154,773
APWC shareholders’ equity:
Common shares, $0.01 par value:
Authorized shares of 50,000,000 shares at December 31, 2011 and 2012
Issued and outstanding shares – 13,830,769 shares	138	138
Additional paid-in capital	111,541	110,608
Retained earnings	34,545	45,553
Accumulated other comprehensive income	286	5,424
	146,510	161,723
Less: Treasury stock at cost (1,900 shares at $3.2899)	−	(6)
Total APWC shareholders’ equity	146,510	161,717
Non-controlling interests	68,179	72,894
Total shareholders’ equity	214,689	234,611
Total liabilities and shareholders’ equity	$ 337,289	$ 389,384

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share data)

	2011	2012

Net sales
Manufactured products,	$ 429,474	$ 401,023
Distributed products	25,500	54,797
Supply, delivery and installation of wires and cables	16,972	6,445
	471,946	462,265
Costs of sales
Manufactured products (including purchases from related parties amounting to $45,925, $46,953 and $23,857 for the years ended December 31, 2010, 2011 and 2012, respectively	(386,598)	(356,358)
Distributed products (including purchases from related parties amounting to $4,056, $7,484 and $9,083 for the years ended December 31, 2010, 2011and 2012, respectively	(22,545)	(51,436)
Supply, delivery and installation of wires and cables	(16,915)	(7,460)
Inventory impairment	(1,993)	4,804
	(428,051)	(410,450)
Gross profit	43,895	51,815

Selling, general and administrative expenses	(30,760)	(32,794)
Recovery for doubtful accounts	1,487	720
Impairment of long-lived assets	−	(22)
Impairment of investments	−	−
Impairment of goodwill	(8,791)	−
(Charges) Recovery related to flooding	(3,947)	3,874
Income from operations	1,884	23,593

Exchange gain (loss), net	(1,346)	2,398
Interest income	1,409	1,555
Interest expenses	(2,217)	(2,195)
Share of net loss of equity investees	(58)	(21)
Gain on liquidation of subsidiaries	−	279
Loss on disposal of available-for-sale securities	(68)	−
Other income, net	1,032	1,684
Income from continuing operations before income taxes	636	27,293
Income taxes	(4,566)	(8,383)
Net income (loss) from continuing operations	(3,930)	18,910
Discontinued operations

Income from operations of discontinued SPFO (including gain on disposal of $1,962 for the year ended December 31, 2011, purchases from related parties amounting to $4, $317 and $nil, and sales to related parties amounting to $54, $693 and $nil for the years ended December 31, 2010, 2011 and 2012, respectively)	1,075	−
Income taxes	(229)	−
(Loss) Income from discontinued operations	846	−
Net income (loss)	(3,084)	−
Net income attributable to non-controlling interests	2,355	7,961
Income (loss) attributable to APWC	$ (5,439)	$ 10,949

Basic and diluted earnings (loss) per share from continuing operations	$ (0.49)	$ 0.79
Basic and diluted earnings (loss) per share from discontinued operations	0.10	−
Basic and diluted earnings (loss) per share	$ (0.39)	$ 0.79

Basic and diluted weighted average common shares outstanding	13,830,769	13,830,751

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2011	2012
Operating activities:
Net income (loss)	$ (3,084)	$ 18,910
Adjustments to reconcile net income (loss) to net
cash provided (used in) by operating activities:
Gain on disposal of property, plant and equipment	(158)	(114)
Loss on disposal of available-for-sale securities	68	–
Depreciation	6,462	4,975
Deferred income taxes	(2,273)	1,264
Recovery for doubtful accounts	(1,555)	(720)
Inventory impairment	1,993	(4,804)
Share of net loss of equity investees	58	21
Impairment of long-lived assets	–	22
Impairment of investments	–	–
Impairment of goodwill	8,791	–
Gain on disposal of a subsidiary	(1,962)	–
Pension liability adjustments	1	144
Unrealized foreign exchange difference, net	974	26
Noncash other income	–	(519)
Changes in operating assets and liabilities
Accounts receivable	34,052	(23,103)
Inventories	(5,539)	(12,022)
Other current assets	(7,508)	3,082
Amounts due to/from related parties	580	(2,102)
Other long term assets	(343)	477
Accounts payable, accrued expenses and other liabilities	(7,933)	26,111
Net cash provided by (used in) operating activities	22,624	11,648
Investing activities:
Placement of unrestricted short-term bank deposits to financial institutions	(2,625)	(3,542)
Placement of restricted short-term bank deposits to financial institutions	(13,906)	(2,608)
Maturity of restricted short-term bank deposits from financial institutions	11,326	3,897
Purchase of financial instruments	–	(2,378)
Purchases of property, plant and equipment	(8,888)	(10,937)
Proceed from disposal of an available-for-sale securities	24	–
Proceeds from disposal of property, plant and equipment	165	173
Decrease in investment in equity investees	−	−
Net cash provided by (used in) investing activities	(13,904)	(15,755)
Financing activities:
Dividend paid during the year	(3,195)	(3,067)
Repayments of bank loans	(22,503)	(6,000)
Proceeds from bank loans	31,319	9,888
Share capital repurchase	−	(6)
Acquisition of non-controlling interest	−	(877)
Net cash (used in) provided by financing activities	5,621	(62)
Effect of exchange rate changes on cash and cash equivalents	(886)	313

Net increase in cash and cash equivalents	13,455	(3,856)
Cash and cash equivalents at beginning of year	63,217	76,672
Cash and cash equivalents at end of year	$ 76,672	$ 72,816